Exhibit 12.1

PHILIP MORRIS INTERNATIONAL INC. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

(in millions of dollars)

	For the Years Ended December 31,
	2013	2012	2011	2010	2009
Earnings before income taxes	$12,542	$13,004	$12,542	$10,332	$9,249
Add (deduct):
Dividends from less than 50% owned affiliates	1	—	—	—	—
Fixed charges	1,216	1,115	1,042	1,069	1,006
Interest capitalized, net of amortization	4	2	(2)	1	2

Earnings available for fixed charges	$13,763	$14,121	$13,582	$11,402	$10,257

Fixed charges:
Interest incurred	$1,105	$1,009	$940	$976	$920
Portion of rent expense deemed to represent interest factor	111	106	102	93	86

Fixed charges	$1,216	$1,115	$1,042	$1,069	$1,006

Ratio of earnings to fixed charges	11.3	12.7	13.0	10.7	10.2